UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12534

NEWFIELD EXPLORATION COMPANY

(Exact name of registrant as specified in its charter)

4 Waterway Square Place, Suite 100

The Woodlands, Texas 77380

(281) 210-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value of $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

On February 13, 2019, pursuant to the Agreement and Plan of Merger, dated as of October 31, 2018 (the “Merger Agreement”), by and among Newfield Exploration Company, a Delaware corporation (the “Company”), Encana Corporation, a Canadian corporation (“Encana”), and Neapolitan Merger Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Encana (“Merger Sub”), Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Encana.

Pursuant to the requirements of the Securities Exchange Act of 1934, Newfield Exploration Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 25, 2019	NEWFIELD EXPLORATION COMPANY

	By:	/s/ Nancy L. Brennan
	Name:	Nancy L. Brennan
	Title:	Secretary